TRACK 'n TRAIL, INC.
                              4961-A Windplay Drive
                            El Dorado Hills, CA 95672
                               Tel: (916) 933-4525
                               Fax: (619) 933-4521


                                  June 4, 1997


VIA ELECTRONIC TRANSMISSION
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Track 'n Trail, Inc. - Withdrawal of Registration Statement on Form 8-A (File No. 000-22359) filed April 8, 1997

Ladies and Gentlemen:

         Track 'n Trail, Inc. (the "Registrant"), hereby withdraws its above-referenced Registration Statement on Form 8-A filed on April 8, 1997 for the purpose of registering the Common Stock of the Registrant under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Registrant is requesting withdrawal of its Form 8-A to avoid the automatic effectiveness thereof on June 7, 1997, due to the pendency of its Registration Statement on Form S-1 (File No. 333-23195) before the Commission, as discussed with Mr. Jeffrey Epstein of the Staff of the Commission. The Registrant intends to resubmit a Registration Statement on Form 8-A covering the Common Stock at a later date.

                                             Very truly yours,

                                             TRACK 'n TRAIL, INC.


                                             By   /s/ John E. Wilkinson
                                               --------------------------------
                                                  John E. Wilkinson
                                                  Executive Vice President

cc:  Mr. Jeffrey Epstein

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